UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                          OF THE SECURITIES ACT OF 1934

                            ARIZONA LAND INCOME CORP.
                       (Name of Subject Company (Issuer))

                       PATIENT SAFETY TECHNOLOGIES, INC.,
                                     OFFEROR
                            (Name of Filing Person(s)
             (Identifying Status as Offeror, Issuer or Other Person)

                CLASS A COMMON STOCK, $.10 STATED VALUE PER SHARE
                         (Title of Class of Securities)

                                    040515108
                      (CUSIP Number of Class of Securities)

                             Milton "Todd" Ault III,
                            Chief Executive Officer,
                        Patient Safety Technologies, Inc.
                         100 Wilshire Blvd., Suite 1500
                             Santa Monica, CA 90401
                                 (310) 752-1416
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                                 Marc Ross, Esq.
                       Sichenzia Ross Friedman Ference LLP
                           1065 Avenue of the Americas
                            New York, New York 10018

                            CALCULATION OF FILING FEE
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           TRANSACTION VALUATION *                  AMOUNT OF FILING FEE
               Not Applicable                           Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

AMOUNT PREVIOUSLY PAID:  Not applicable

FILING PARTY: Not applicable

FORM OR REGISTRATION NO.: Not applicable

DATE FILED: Not applicable

XX Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

XX third-party tender offer subject to Rule 14D-1.

___ issuer tender offer subject to Rule 13e-4.

___ going-private transaction subject to Rule 13e-3.

___ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

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This filing relates solely to a PRELIMINARY COMMUNICATION made before the commencement of an anticipated tender offer by Patient Safety Technologies, Inc. (the "Company"). The following press release was issued by the Company on April 7, 2005:


PRESS RELEASE                          Source: Patient Safety Technologies, Inc.

PATIENT SAFETY TECHNOLOGIES, INC. ANNOUNCES INTENT TO ACQUIRE 55% OF ARIZONA LAND INCOME CORP.

Wednesday April 7, 4:00 pm ET

SANTA MONICA, Calif.--(BUSINESS WIRE)--April 7, 2005--Patient Safety Technologies, Inc. (AMEX:PST - News) announced today that it has notified the Board of Directors of Arizona Land Income Corp. (AMEX: AZL) of its intent to commence a tender offer to acquire 55% of AZL's shares outstanding for $3.95 in shares of PST and $.55 in cash, per share of AZL. PST intends to combine the real estate assets held by Franklin Capital Properties, a wholly owned subsidiary of PST, with the assets of AZL and to continue the listing of AZL on the AMEX. PST believes this structure provides the best platform to increase value for the AZL shareholders.

"This is a very logical and immediately accretive acquisition for PST," said Milton "Todd" Ault III, PST's CEO and Chairman. "By combining our real estate assets under the publicly listed REIT structure, we believe we will be able to unlock and maximize the value of the assets for PST shareholders and we expect to be able to provide significantly improved growth prospects for the shareholders of AZL. Greater deal flow will follow as a result."

PST has engaged Aegis Equity LLC of Santa Monica, CA to advise and represent it in this transaction. New York law firm Sichenzia Ross Friedman Ference LLP and the Washington DC law firm of Sutherland Asbill & Brennan have also been retained to advise PST on this transaction.

Patient Safety Technologies, Inc. ("PST") is a developer, manufacturer and content provider of patient safety products and services, working toward becoming the leader in the patient safety sector. Headquartered in Santa Monica, California, PST is assembling a world-class Advisory Board of leading patient safety experts. The company is concentrating on surgical safety to support its newly acquired subsidiary, SurgiCount Medical, Inc., a developer of patient safety devices. SurgiCount features the Safety-Sponge(TM) System, which allows for faster and more accurate counting of surgical sponges. For more information on Patient Safety Technologies, Inc., please contact the company directly at
(310) 752-1416, or by email at info@patientsafetytechnologies.com or www.patientsafetytechnologies.com.

The terms and conditions of the tender offer will appear in Patient Safety Technology, Inc.'s offer to purchase and the related letter of transmittal. Copies of these and other documents will be mailed to all holders of Arizona Land Income Corp. Subject to applicable law, PST may, in its sole discretion, waive any condition applicable to the offer or extend or terminate or otherwise amend the offer. The consummation of the tender offer will be subject to certain conditions, which will be more fully described in the offer to purchase.

This news release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The exchange offer may be made only pursuant to the terms of an offer to purchase, letter of transmittal and related materials. A Schedule TO, including the offer to purchase and letter of transmittal, describing the tender offer will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. Holders of the common stock should read the Schedule TO and its exhibits carefully before making any decision with respect to the tender offer because it will contain important information. Upon filing, the Schedule TO, offer to purchase, letter of transmittal and other related exchange offer documents will be available free of charge at the website of the Securities and Exchange Commission -- www.sec.gov. In addition, the company will provide copies of the Schedule TO and related documents upon request free of charge to holders of the AZL common stock.

FORWARD-LOOKING STATEMENTS

This press release contains certain "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as Patient Safety Technologies "expects," "should," "believes," "anticipates" or words of similar import. Stockholders, potential investors and other readers are cautioned that these forward-looking statements are predictions based only on current information and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by the forward-looking statements. Certain of those risks and uncertainties are discussed in the Patient Safety Technologies filings with the Securities and Exchange Commission, including Patient Safety Technologies annual report on Form 10-K and quarterly reports on Form 10-Q. These forward-looking statements are only made as of the date of this press release and Patient Safety Technologies does not undertake any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

-------------
Contact:
     Patient Safety Technologies, Inc., Santa Monica
     Nicolas Soichet, 310-752-1416
     www.patientsafetytechnologies.com